e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2005 JUL 14 A 10:4?
FICE OF INTERN...
CORPORATE FI...

BY DHL

11 July 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

05009710

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

PROCESSED
JUL 1? 2005
THOMSON
FINANCIAL

Lau Wai Ming Raymond
Legal Counsel
Encls.

dlw 7/14

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 11 July 2005

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from April 2005 to June 2005	May 2005 – July 2005	SEHK (pursuant to Listing Rules)
2.	Letter to SEHK attaching eight certified copies of minutes of the annual general meeting of the Company held on 25 May 2005	2 June 2005	Listing Rules
3.	Form ARF1 – 2005 Annual Return together with 2004 Annual Report	26 May 2005	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
4.	Form F4 – Return of Alteration in the Charter, Statutes etc. of an Oversea Company	26 May 2005	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
5.	Statement on Unusual Movements in Price and Trading Volume of Shares	22 June 2005	Listing Rules
6.	Statement on Unusual Movements in Price and Trading Volume of Shares	23 June 2005	Listing Rules
7.	Statement on Unusual Movements in Price and Trading Volume of Shares	27 June 2005	Listing Rules

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2005 JUL 14 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

9 May 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 April 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 May 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	140,000	Nil	Nil	100,000 Remark	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 100,000 share options lapsed due to the cessation of employment of Poon Kam Tong.

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

9 May 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 April 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 May 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ( )	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	140,000	Nil	Nil	100,000 Remark	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 100,000 share options lapsed due to the cessation of employment of Poon Kam Tong.

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 June 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 May 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 May 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 June 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 June 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 May 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 May 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 June 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 July 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 June 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 June 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 July 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 July 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 June 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 June 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 July 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
<u>Employee Share Options</u>						
Exercise Price : HK$ <u>1.20</u>	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ <u>1.40</u>	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ <u>1.60</u>	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ <u>2.00</u>	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ <u>2.30</u>	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ <u>3.30</u>	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
<u>N/A</u> Subscription Price: HK$____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

2 June 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

Company Name	:	**e-Kong Group Limited (the "Company")**
Case Number	:	**20050407-F00524-0034**
Transaction Type	:	**Circular - General Mandates to Issues Shares and to Repurchase Shares; Re-election of Retiring Directors; Amendments to the Bye-Laws and Notice of Annual General Meeting**

We are pleased to deliver to you herewith eight certified copies of minutes of the annual general meeting of the Company held on 25 May 2005 approving, among others, (1) the general mandates to issue and to repurchase the Company's shares, (2) re-election of retiring directors, and (3) amendments to the Bye-laws of the Company for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encls.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON WEDNESDAY, 25 MAY 2005 AT 10:00 A.M.

CERTIFIED TRUE COPY

Director/Secretary

Date : 2 June 2005

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**

Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**

Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

The notice convening the meeting dated 25 April 2005 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**

IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2004 annual report to the shareholders was taken as read.

IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2004 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, Messrs. William Bruce Hicks and John William Crawford retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED:

(a) **THAT** Mr. William Bruce Hicks be and is hereby re-elected director of the Company;

(b) **THAT** Mr. John William Crawford be and is hereby re-elected director of the Company; and

(c) **THAT** the board of directors be and is hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2005.

5. **RE-APPOINTMENT OF AUDITORS**

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be and are hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2004 annual report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting dated 25 April 2005 ("Resolution 4(A)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"**THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers,

agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting dated 25 April 2005 ("Resolution 4(B)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting dated 25 April 2005, as special business, be and is hereby passed as an Ordinary Resolution:

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **AMENDMENTS TO THE BYE-LAWS OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting dated 25 April 2005, as special business, be and is hereby passed as a Special Resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the words "voting by way of a poll is required by the listing rules of any Designated Stock Exchange or" after the words "on a show of hands unless" in the third sentence of Bye-law 66;

(b) by deleting the existing Bye-law 68 in its entirety and substituting therefor the following new Bye-law 68:

"68. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the listing rules of any Designated Stock Exchange."; and

(c) by deleting the existing Bye-law 87(1) in its entirety and substituting therefor the following new Bye-law 87(1):

"87(1). Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director shall be subject to retirement by rotation at least once every three years.";

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

10. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2005 ANNUAL GENERAL MEETING
二 零 零 五 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m.

於二零零五年五月二十五日(星期三)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓 名	Position 職 位	Signature 簽 署
Richard John Siemens	Chairman 主席	
Kuldeep Saran	Deputy Chairman 副主席	
Lim Shyang Guey 林祥貴	Executive Director 執行董事	
William Bruce Hicks	Non-Executive Director 非執行董事	
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	
Matthew Brian Rosenberg	Independent Non-Executive Director 獨立非執行董事	APOLOGY
John William Crawford 高來福	Independent Non-Executive Director 獨立非執行董事	Apology

e-KONG GROUP LIMITED

2005 ANNUAL GENERAL MEETING
二零零五年股東週年大會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m.

於二零零五年五月二十五日(星期三)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF SHAREHOLDERS
股東出席名冊

Name 出席者姓名	Please indicate if you are: 請表明閣下爲： -Shareholder (S) 股東本人 -Representative of corporate shareholder (CR) 股東代表 -Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如爲 (CR) 或 (P)，請填寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
SZE MAN SHUN	CR – HKSCC Nominees Limited	261,701,138	[signature]
Kuldeep Saran	S	400	[signature]
William Bruce Hicks	S	400	[signature]
Ip Oi Mei	P – Future (Holdings) Limited	67,632,428	[signature]
Leung Choi Wan	P – Great Wall Holdings Limited	67,632,428	[signature]

ATTENDANCE REGISTER OF SHAREHOLDERS

股 東 出 席 名 冊

Name 出席者姓名	Please indicate if you are: 請表明閣下爲： -Shareholder (S) 股東本人 -Representative of corporate shareholder (CR) 股東代表 -Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如爲 (CR) 或 (P)，請填寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
Ip Koon Yee	P – Goldstone Trading Limited	67,632,827	
Mak Pui Ying	P – Yuen Moon Chung	504,000	
Tong Shuk Yin	P – Chan Chiu Ming	10,000	
Lai Pik Ling Irene	S	576	
LEE Yiu Chung	S	19,200	

e-KONG GROUP LIMITED

2005 ANNUAL GENERAL MEETING
二 零 零 五 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m.

於二零零五年五月二十五日(星期三)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非 股 東 出 席 名 冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	
LAU WAI MING RAYMOND – Company Secretary	
MARK FONG – Moores Rowland Mazars	
MICHAEL SIM – Moores Rowland Mazars	
EUNICE KWOK – Moores Rowland Mazars	
VIRGINIA NG – Secretaries Limited	
CHRISTINA LAI – Secretaries Limited	
WILSON CHIU – Secretaries Limited	

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2005 JUN 10 A 10:3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

2 June 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

Company Name	:	**e-Kong Group Limited (the "Company")**
Case Number	:	**20050407-F00524-0034**
Transaction Type	:	**Circular - General Mandates to Issues Shares and to Repurchase Shares; Re-election of Retiring Directors; Amendments to the Bye-Laws and Notice of Annual General Meeting**

We are pleased to deliver to you herewith eight certified copies of minutes of the annual general meeting of the Company held on 25 May 2005 approving, among others, (1) the general mandates to issue and to repurchase the Company's shares, (2) re-election of retiring directors, and (3) amendments to the Bye-laws of the Company for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encls.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON WEDNESDAY, 25 MAY 2005 AT 10:00 A.M.

CERTIFIED TRUE COPY

Director/Secretary

Date : 2 June 2005

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**
   Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**
   Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

   The notice convening the meeting dated 25 April 2005 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**
   IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2004 annual report to the shareholders was taken as read.

   IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2004 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, Messrs. William Bruce Hicks and John William Crawford retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED:

(a) **THAT** Mr. William Bruce Hicks be and is hereby re-elected director of the Company;

(b) **THAT** Mr. John William Crawford be and is hereby re-elected director of the Company; and

(c) **THAT** the board of directors be and is hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2005.

5. **RE-APPOINTMENT OF AUDITORS**

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be and are hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2004 annual report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting dated 25 April 2005 ("Resolution 4(A)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"THAT:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers,

agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting dated 25 April 2005 ("Resolution 4(B)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**
IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting dated 25 April 2005, as special business, be and is hereby passed as an Ordinary Resolution:

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **AMENDMENTS TO THE BYE-LAWS OF THE COMPANY**
IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting dated 25 April 2005, as special business, be and is hereby passed as a Special Resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the words "voting by way of a poll is required by the listing rules of any Designated Stock Exchange or" after the words "on a show of hands unless" in the third sentence of Bye-law 66;

(b) by deleting the existing Bye-law 68 in its entirety and substituting therefor the following new Bye-law 68:

"68. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the listing rules of any Designated Stock Exchange."; and

(c) by deleting the existing Bye-law 87(1) in its entirety and substituting therefor the following new Bye-law 87(1):

"87(1). Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director shall be subject to retirement by rotation at least once every three years.";

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

10. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2005 ANNUAL GENERAL MEETING
二 零 零 五 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m.

於二零零五年五月二十五日(星期三)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓名	Position 職位	Signature 簽署
Richard John Siemens	Chairman 主席	
Kuldeep Saran	Deputy Chairman 副主席	
Lim Shyang Guey 林祥貴	Executive Director 執行董事	
William Bruce Hicks	Non-Executive Director 非執行董事	
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	
Matthew Brian Rosenberg	Independent Non-Executive Director 獨立非執行董事	APOLOGY
John William Crawford 高來福	Independent Non-Executive Director 獨立非執行董事	Apology

e-KONG GROUP LIMITED

2005 ANNUAL GENERAL MEETING
二 零 零 五 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m.

於二零零五年五月二十五日(星期三)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF SHAREHOLDERS
股 東 出 席 名 冊

Name 出席者姓名	Please indicate if you are: 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如爲 (CR) 或 (P)，請塡寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
SZE MAN SHUN	CR – HKSCC Nominees Limited	261,701,138	
Kuldeep Saran	S	400	
William Bruce Hicks	S	400	
Ip Oi Mei	P – Future (Holdings) Limited	67,632,428	
Leung Choi Wan	P – Great Wall Holdings Limited	67,632,428	

ATTENDANCE REGISTER OF SHAREHOLDERS

股 東 出 席 名 冊

Name 出席者姓名	Please indicate if you are: 請表明閣下爲： -Shareholder (S) 股東本人 -Representative of corporate shareholder (CR) 股東代表 -Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如爲 (CR) 或 (P)，請塡寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
Ip Koon Yee	P – Goldstone Trading Limited	67,632,827	
Mak Pui Ying	P – Yuen Moon Chung	504,000	
Tong Shuk Yin	P – Chan Chiu Ming	10,000	
Lai Pik Ling Irene	S	576	
LEE Yiu Chung	S	19,200	

e-KONG GROUP LIMITED

2005 ANNUAL GENERAL MEETING
二 零 零 五 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m.

於二零零五年五月二十五日(星期三)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非 股 東 出 席 名 冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	
LAU WAI MING RAYMOND – Company Secretary	
MARK FONG – Moores Rowland Mazars	
MICHAEL SIM – Moores Rowland Mazars	
EUNICE KWOK – Moores Rowland Mazars	
VIRGINIA NG – Secretaries Limited	
CHRISTINA LAI – Secretaries Limited	
WILSON CHIU – Secretaries Limited	

Companies Registry
公司註冊處

Form 表格 ARF1

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F6726

1 **Company Name** 公司名稱

e-Kong Group Limited

2 **Year of Annual Return** 周年申報表年度 **2005**

(Note 註 2) 3 **Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2004	To 至	31	12	2004

4 **Confirmation** 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 **335** 條所知會的各項更改(如有的話)外，根據第 **333** 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 26 MAY 2005

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

For Official U
請勿填寫本欄

Specification No. 1/98
指明編號第 1/98 號

Your Receipt
Companies Registry
H.K.

02/06/2005 16:28:54

Submission No.:	230009379
CR NO.:	F0006726
Sh. Form.:	ARF1

Revenue Code	Amount(HKD)
109	$140.00

Paid By

Receipt No.	Method	Amount(HKD)
302300012572	Chq	$140.00
Total Paid		$140.00

Financial Highlights

~~Director~~ / Secretary
26 MAY 2005

Your Receipt
Companies Registry
H.K.

02/06/2005 16:28:54
Submission No.: 230009379
CR NO.: F0006726
Sh. Form.: ACF

Revenue Code	Amount(HKD)
13	$20.00

Paid By

Receipt No.	Method	Amount(HKD)
302300012573	Chq	$20.00
Total Paid		$20.00

	2004 HK$'000		
Turnover			
Telecommunications services			
• North America (ZONE US)	273,678		
• Asia Pacific (ZONE Asia)	128,477		
Others	499		
	402,654		
Gross Profit	147,833		
EBITDA	11,827		
Net Loss	(131,607)		
Net Current Assets	32,253	22,776	+42%

Turnover (HK$'000)



400,000
200,000
0
316,746
402,543
402,654
2002
2003
2004
ZONE US
ZONE Asia
Others

Gross Profit (HK$'000) and Gross Profit as % of Turnover



200,000
100,000
0
40%
20%
0%
89,760
167,415
147,833
2002
2003
2004
Gross Profit
Gross Profit %

EBITDA (HK$'000)



0
(100,000)
(200,000)
2002
(109,084)
23,802
2003
11,827
2004

Net Loss (HK$'000)



0
(100,000)
(200,000)
2002
2003
2004
(19,756)
(131,607)

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunications services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK : 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol : EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunications services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunications needs.

Companies Registry
公司註冊處

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F6726

1 **Company Name** 公司名稱

e-Kong Group Limited

2 **Year of Annual Return** 周年申報表年度 **2005**

(Note 註 2) 3 **Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2004	To 至	31	12	2004

4 **Confirmation** 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 **335** 條所知會的各項更改(如有的話)外，根據第 **333** 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 26 MAY 2005

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

For Official U
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/06/2005 16:28:54

Submission No.:	230009379
CR NO.:	F0006726
Sh. Form.:	ARF1
Revenue Code	Amount(HKD)
109	$140.00

Paid By

Receipt No.	Method	Amount(HKD)
302300012572	Chq	$140.00
Total Paid		$140.00

Specification No. 1/98
指明編號第 1/98 號

CERTIFIED TRUE COPY

Director / Secretary
26 MAY 2005

Financial Highlights

Your Receipt
Companies Registry
H.K.

02/06/2005 16:28:54
Submission No.: 230009379
CR NO.: F0006726
Sh. Form.: ACF

Revenue Code	Amount(HKD)
13	$20.00

Paid By

Receipt No.	Method	Amount(HKD)
302300012573	Chq	$20.00
Total Paid		$20.00

	2004 HK$'000		
Turnover			
Telecommunications services			
• North America (ZONE US)	273,678		
• Asia Pacific (ZONE Asia)	128,477		
Others	499		
	402,654		
Gross Profit	147,833		
EBITDA	11,827		
Net Loss	(131,607)		
Net Current Assets	32,253	22,776	+42%

Turnover (HK$'000)



400,000
200,000
0
316,746
402,543
402,654
2002
2003
2004
ZONE US
ZONE Asia
Others

Gross Profit (HK$'000) and Gross Profit as % of Turnover



200,000
100,000
0
40%
20%
0%
89,760
167,415
147,833
2002
2003
2004
Gross Profit
Gross Profit %

EBITDA (HK$'000)



0
(100,000)
(200,000)
2002
(109,084)
23,802
2003
11,827
2004

Net Loss (HK$'000)



0
(100,000)
(200,000)
2002
2003
2004
(19,756)
(131,607)
(186,224)

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunications services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK : 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol : EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunications services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunications needs.

Companies Registry
公司註冊處

Form 表格 **F4**

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號: F6726

1 **Company Name** 公司名稱
e-Kong Group Limited

2 **Country of Incorporation** 成立爲法團所在國家
Bermuda

(Note 註 2) 3 **Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件
Bye-laws

(Note 註 3) 4 **Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本
Minutes of the Annual General Meeting held on 25 May 2005

5 **Effective Date of Change** 生效日期

DD 日	MM 月	YYYY 年
25	05	2005

Signed 簽名 : [signature]

(Name 姓名): (LAU WAI MING RAYMOND)

~~Director~~/Secretary/~~Manager~~/
~~Authorized Representative~~*
董事/秘書/經理/授權代表 *

Date 日期 : 26 MAY 2005

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

For Official U
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/06/2005 16:28:54
Submission No.: 230009379
CR NO.: F0006726
Sh. Form.: F4

Revenue Code	Amount(HKD)
13	$20.00

Paid By

Receipt No.	Method	Amount(HKD)
302300012571	Chq	$20.00

Total Paid $20.00

First revision to Specification No. 1/98 (Amendment No. 1/2000)
指明編號第 1/98 號的第 1 期修訂(修訂編號第 1/2000 號)

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON WEDNESDAY, 25 MAY 2005 AT 10:00 A.M.

CERTIFIED TRUE COPY

Director / Secretary

Date : 2 June 2005

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**

Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**

Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

The notice convening the meeting dated 25 April 2005 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**

IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2004 annual report to the shareholders was taken as read.

IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2004 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

Companies Registry
公司註冊處

Form 表格 **F4**

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號
F6726

1 Company Name 公司名稱
e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家
Bermuda

(Note 註 2) **3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件
Bye-laws

(Note 註 3) **4 Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本
Minutes of the Annual General Meeting held on 25 May 2005

5 Effective Date of Change 生效日期

25	05	2005
DD 日	MM 月	YYYY 年

Signed 簽名 :

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 26 MAY 2005

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

For Official U
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/06/2005 16:28:54

Submission No.:	230009379
CR NO.:	F0006726
Sh. Form.:	F4

Revenue Code	Amount(HKD)
13	$20.00

Paid By

Receipt No.	Method	Amount(HKD)
302300012571	Chq	$20.00
Total Paid		$20.00

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON WEDNESDAY, 25 MAY 2005 AT 10:00 A.M.

CERTIFIED TRUE COPY

Director / Secretary

Date : 2 June 2005

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**

Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**

Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

The notice convening the meeting dated 25 April 2005 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**

IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2004 annual report to the shareholders was taken as read.

IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2004 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

e-Kong Group Limited (the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted today's increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 22 June 2005

As at the date of this statement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.

e-Kong Group Limited (the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted today's increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 22 June 2005

As at the date of this statement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.

e-Kong Group Limited (the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted today's increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors (except Mr. Matthew Brian Rosenberg, being an Independent Non-executive Director of the Company, who is currently overseas and cannot be contacted with) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 23 June 2005

As at the date of this statement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.

e-Kong Group Limited (the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted today's increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors (except Mr. Matthew Brian Rosenberg, being an Independent Non-executive Director of the Company, who is currently overseas and cannot be contacted with) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 23 June 2005

As at the date of this statement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.

e-Kong Group Limited (the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted today's increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors (except Mr. Matthew Brian Rosenberg, being an Independent Non-executive Director of the Company, who is currently overseas and cannot be contacted with) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 27 June 2005

As at the date of this statement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.

e-Kong Group Limited (the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted today's increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors (except Mr. Matthew Brian Rosenberg, being an Independent Non-executive Director of the Company, who is currently overseas and cannot be contacted with) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 27 June 2005

As at the date of this statement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.